UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14362

广深铁路股份有限公司

Guangshen Railway Company Limited

(Exact name of registrant as specified in its charter)

No. 1052 Heping Road, Luohu District, Shenzhen

People’s Republic of China 518010

Telephone No.: (86-755) 2558-8150

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class H Ordinary Shares of par value RMB1.00 per Share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ) ☐ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Guangshen Railway Company Limited (the “Company”) first became subject to reporting obligations under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in May 1996, following the listing of the Company’s American depositary shares (“ADSs”), representing its Class H Ordinary Shares, on the New York Stock Exchange (the “NYSE”). On November 16, 2020, the Company voluntarily filed a Form 25 with the Securities and Exchange Commission (the “Commission”) informing the Commission that the Company had determined to voluntarily delist the ADSs from the NYSE.

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12-months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s ADSs were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) in May 1996 pursuant to a registration statement on Form F-1 (No. 333-3382) and Form F-6 (No. 333-3370), as amended.

Item 3. Foreign Listing and Primary Trading Market

A. The foreign exchange on which the Company has maintained a listing of its Class H Ordinary Shares is The Stock Exchange of Hong Kong Limited (the “SEHK”) and such exchange constitutes the primary trading market for the Company’ Class H Ordinary Shares.

B. The Company was initially listed on SEHK in May 1996. The Company has maintained the listing of its Class H Ordinary Shares on SEHK for at least the 12-months preceding the filing of this Form 15F.

C. The percentage of trading in Class H Ordinary Shares that occurred in Hong Kong for the 12-month period from October 1, 2021 to September 30, 2022 (both dates inclusive) was 98.6%.

Item 4. Comparative Trading Volume Data

A. The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from October 1, 2021 through September 30, 2022 (both dates inclusive).

B. The average daily trading volume of the Company’s Class H Ordinary Shares in the United States was 54,913 shares for the same 12-month period. The average daily trading volume of the Company’s Class H Ordinary Shares worldwide was 4,024,936 shares for the same 12-month period.

C. The average daily trading volume of the Company’s Class H Ordinary Shares in the United States was approximately 1.4% of the average daily trading volume of the Company’s Class H Ordinary Shares on a worldwide basis for the same 12-month period.

D. The Company delisted its ADSs from the NYSE effective as of the end of the trading day on November 25, 2020. As of November 25, 2020, the average daily trading volume of the Company’s Class H Ordinary Shares in the United States as a percentage of the average daily trading volume for the Company’s Class H Ordinary Shares on a worldwide basis for the preceding 12-month period was approximately 23.4%.

E. The Company has informed JPMorgan Chase Bank, N.A. (the “Depositary”) by a written notice and terminated its sponsored American Depositary Receipt facility regarding its Class H Ordinary Shares, effective on October 22, 2021.

F. The Company used Bloomberg L.P. as the source for determining whether it meets the average daily trading volume requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Company published a notice of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act. A copy of the notice was posted to the Company’s website and another copy of the notice was furnished to the Commission under the cover of Form 6-K via EDGAR on October 25, 2022.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, https://www.gsrc.com/.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Guangshen Railway Company Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Guangshen Railway Company Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: October 25, 2022

Guangshen Railway Company Limited

By:	/s/ Hu Lingling
Name:	Hu Lingling
Title:	Director